Exhibit 12.1
ALABAMA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2014
and the nine months ended September 30, 2015

	Year ended December 31,					Nine Months Ended September 30,
	2010	2011	2012	2013	2014	2015
	----------------------------------------------Thousands of Dollars-------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes	$1,203,742	$1,219,603	$1,214,477	$1,224,565	$1,304,874	$1,108,038
Distributed income of equity investees	2,486	7,371	7,126	3,649	1,632	17
Interest expense, net of amounts capitalized	303,165	298,934	286,748	258,587	255,091	205,602
Interest component of rental expense	23,094	18,573	18,930	17,234	18,266	16,890
AFUDC - Debt funds	13,992	8,751	6,810	11,236	17,876	15,415
Earnings as defined	$1,546,479	$1,553,232	$1,534,091	$1,515,271	$1,597,739	$1,345,962
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$287,075	$279,880	$266,610	$239,681	$241,353	$197,081
Interest on affiliated loans	7,196	7,119	7,476	7,081	6,958	5,270
Interest on interim obligations	15	44	9	17	18	19
Amortization of debt discount, premium and expense, net	10,368	9,437	10,062	13,374	13,401	10,357
Other interest charges	12,503	11,205	9,401	10,017	11,237	8,290
Interest component of rental expense	23,094	18,573	18,930	17,234	18,266	16,890
Fixed charges as defined	$340,251	$326,258	$312,488	$287,404	$291,233	$237,907
RATIO OF EARNINGS TO FIXED CHARGES	4.55	4.76	4.91	5.27	5.49	5.66